GROUP FINANCE & CONTROL
Hans van Barneveld
Group Controller

P.O. Box 810, 1000 AV Amsterdam
Securities and Exchange Commission
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the Fiscal	October 7, 2009
Year Ended December 31, 2008 (file No. 001-14642)
Dear Mr. Rosenberg,
We are writing on behalf of ING Groep N.V. (“ING”, or the “Company”) in response to the comment contained in the September 23, 2009 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”), which also makes reference to certain of your prior comments in the Staff’s letter dated June 4, 2009.
We appreciate the Staff’s careful review of our 2008 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comment.
For your convenience, we have restated your comment in full and in bold type.
Part III Item 18 Financial Statements
Notes to the Consolidated Financial Statements
5. Loans and Advances to Customers
Loans and advances to customers by type — banking operations, page F-33
Refer to your response to Comment number four. Your schedule on page 6 of that response confirms that, while your “Total Impaired Loans and Potential Problem Loans” rose $5.2 billion in FY 2008, from €6.74 billion at 12/31/07 to €11.9 billion at 12/31/08 or 77%, your Loan Loss Provision was increased by only €610 million in FY 2008, from €2 billion at 12/31/07 to €2.6 billion at 12/31/08 or a 30.5% increase.
The Loan Loss Provision as a percent of Total Loans and Advances was 0.4% at 12/31/08 and 0.35% at 12/31/07. We believe your disclosure regarding Higher Risk Loans could be improved. Please refer to the guidance we gave in August 2009 on Management’s, Discussion and Analysis Disclosure Regarding Provisions and Allowances for Loan Losses, and revise your MD&A accordingly. This guidance may be found in a sample letter on our website. Here is the link: http://www.sec.gov/divisions/corpfin/guidance/loanlossesltr0809.htm.

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We have taken notice of the guidance issued by the SEC on Management’s Discussion and Analysis (“MD&A”) Disclosure Regarding Provisions and Allowances for Loan Losses (the “Guidance”) in August 2009. We will apply this Guidance to the disclosures in our Form 20-F for the year ending 31 December 2009 (the “2009 Form 20-F”) to the extent relevant for ING.
In compliance with IFRS 7 “Financial instruments: Disclosures” we already provide extensive disclosures on credit risk and loan loss provisioning in the Risk Management section of the audited Annual Accounts. We will include in the MD&A in the 2009 Form 20-F a reference to those disclosures where relevant.
We note that the Guidance specifically refers to “Higher-Risk loans” such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates. We would like to confirm that ING did not originate substantial amounts of these loan types. The Guidance is, in this respect, only of significant relevance to a portfolio of approximately USD 13 billion Interest Only loans in our banking operations in the US. Only an amount of approximately USD 0.8 billion of such loans is in default, with a USD186 million loan loss provision.
Furthermore, the Guidance specifically refers to “Changes in Practice” in the loan loss provisioning process. This is not applicable to ING in 2008 and 2009 so far, we have not changed our loan loss provisioning practice.
We intend to comply with the remainder of the Guidance through updated disclosures in the Risk Management section of the Annual Accounts and further additional disclosures in the 2009 Form 20-F that are relevant in the current market circumstances, including, for example:
•	an analysis of the addition to and balance of the loan loss provision in relation to the credit risk exposure;
•	disclosure of risk mitigation transactions, where relevant;
•	information on loan-to-value ratios, specifically for consumer mortgages;
•	discussion of significant developments in collateral values, including developments in house prices.
With regard to the loan loss provision as at 31 December 2008, in relation to the level of “Impaired Loans and Potential Problem Loans” we provide the following additional analysis.
We confirm that the total impaired loans and potential problem loans increased by EUR 5.2 billion in 2008, while the loan loss provision increased by EUR 610 million. However, we note that this increase in loan loss provisions is a net increase. As disclosed in the table ‘Changes in loan loss provisions’ on page F-34 of the 2008 Form 20-F the (gross) addition to the loan loss provision (i.e. the amount recognised as a

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charge in the profit and loss account) in Banking operations amounted to EUR 1,280 million. This addition was partly offset by write-offs amounting to EUR 728 million and other changes of EUR 58 million.
Compared to the (gross) increase in loan loss provisions in Banking operations recognised as a charge in the profit and loss account in 2007, the 2008 amount is EUR 1,155 million or 924% higher (increase from EUR 125 million to EUR 1,280 million). We believe that this increase reflects the overall market circumstances in 2008.
The level of loan loss provisions at the balance sheet date reflects, apart from the addition to the loan loss provision for the current period, also various other elements, such as the quality of the loan book (e.g. seniority), the availability of collateral (which generally is of good quality in lease, real estate and residential mortgages) and the level of write-offs of impaired loans.
The amount of write-offs of EUR 728 million in Banking operations in 2008 partly relates to older wholesale loans that have a relatively high “coverage ratio” of loan loss provisioning because all refinancing opportunities have been explored and collateral has been exhausted. Furthermore, ING has a write-off policy for retail exposures in which exposures that are in arrears for more than 3 years (mortgages) or 2 years (other consumer lending) are written off completely. Such write-offs do not impact the profit and loss account but result in lower provision coverage ratios.
Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.
Very truly yours,

/s/ Hans V. Barneveld

cc:	James Peklenk Lisa Vanjoske (Securities and Exchange Commission) William D. Torchiana Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)

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